Himanshu H. Shah

Managing Partner and Chief Investment Officer

SHAH CAPITAL OPPORTUNITY FUND LP

October 18, 2024

~7% Shareholder’s Roadmap to $160 Share Price or 5.5X EV/EBITDA Valuation by 2026

VEON Board of Directors

As a long-term large shareholder, Shah Capital is disappointed. Veon’s share price continues to languish at ~2.5X EV/EBITDA valuation even with a deleveraged pristine balance sheet, strong recent operating growth metrics and impressive operating outlook as was presented by management on Veon Investor Day in June ’24.

First, I want to pinpoint reasons for such a LOW valuation;

1)	Very poor sell-side analyst coverage culminating in vicious circle of low share volume and larger bid/ask spread, plus no Emerging Market or Frontier Index or Tech/Telecom ETF presence. Veon is missing out on passive representation compared to its global peers
2)	Lack of shareholder capital return in the form of equity buybacks and/or dividends since 2021
3)	Continued ~46% share (Letter1) freeze of Kyivstar
4)	Perceived lack of Veon HQ deep management bench when one analyzes its earnings transcripts and presentation
5)	Still perceived as a bureaucratic European company with a complicated operating structure and high HQ operating cost
6)	Substantially higher %Tax Rate paid than most emerging markets MNC’s and Tech companies
7)	VEON is NOT perceived as Fintech and Cloud Datacenter investment theme in the investment community

To attain at least market valuation and ultimately respect from the investment community, Shah Capital requests VEON directors and management to implement the following 7-step roadmap;

1)	Methodically execute announced US$100 million 10b5-1 equity buyback now (there must be a buy/sale arrangement with Letter1 so their % ownership does not increase), and formally announce to spend at least 50% of annual free cash flow for equity buyback over the next 2 years
2)	List Jazz and/or JazzCash on both Karachi and Dubai stock exchanges as soon as possible to unlock its massive intrinsic value, for example Jio and Bharti trade at ~10X EV/EBITDA on Mumbai Exchange with over US$120 billion Enterprise Value
3)	List Kyivstar on NASDAQ to potentially unfreeze ownership shares (Ukrainian Govt. should be positive to attract future private US investment) and realize ~US$3 billion or 6X EV/EBITDA potential being the sole Ukrainian investment theme on US equity market.

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com

4)	VEON must work harder to be included in all Emerging Market and Frontier Indices and potentially in global Fintech/Cloud/Telecom ETFs as soon as possible
5)	Cloud Data Center growth strategy must be flawlessly executed to increase underlying growth and operating margins
6)	HQ Finance team must implement strategies to lower Veon’s tax rate like other large MNC’s and large tech companies as well as upstream cash for consistent shareholder returns
7)	Better governance model between HQ and operating companies to unleash VEON’s tremendous unrealized potential

For Shah Capital’s above referenced valuation projection, we foresee growth in ~160 million current subscriber base and pro-forma 2026 EBITDA of US$2.4 billion with US$2 billion net debt. With an unlevered balance sheet and asset rich portfolio of ~30K towers and meaningful other assets that can be monetized, VEON should trade at substantially higher valuation compared to its emerging market telecom peers like Airtel Africa, Millicom, America Movil, MTN which are trading at median valuation of ~5X EV/EBITDA if not for perceived risk of Letter1. Also, wireless and fintech services are more important in today’s hyper-connected world than branded consumer products. However, branded consumer products MNC’s with likely lower customer retention rate compared to Veon (~73% retention rate) trade at median ~10X EV/EBITDA valuation so VEON’s future valuation should be higher if it continues on its recent path of sustainable operating profitable growth with disciplined return of capital in mainly buybacks to its shareholders.

VEON’s equity price has underperformed by ~80% over the last 10 years while the NASDAQ has risen over 400% since 2014. Therefore, a faster execution of Shah Capital’s strategic roadmap should be implemented as soon as possible.

Sincerely,

/s/ Himanshu H. Shah

Himanshu H. Shah

10/18/2024 | 10:38:25 EDT

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com